September 3, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Myra Moosariparambil, Steve Lo, John Coleman, Cheryl Brown, and Irene Barberena- Meissner

Re:	Response to the Securities and Exchange Commission

Staff Comment dated August 28, 2025, regarding

Anfield Energy Inc.

Registration Statement on Form 20-F

Filed August 19, 2025

File No. 001-42808

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the August 28, 2025 letter regarding the above-referenced Registration Statement on Form 20-F (the “Form 20-F”) of Anfield Energy Inc. (the “Company”, “we,” “our,” or “us”) as filed with the SEC on August 19, 2025. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F (the “Amendment”), responding to the Staff’s comment.

For your convenience, the Staff’s comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

19. Subsequent Events, page 34

Staff Comment No. 1.

We note from page 35 that effective August 1, 2025, the Company completed a share consolidation of its outstanding common shares on a 75-for-1 basis and did not retroactively adjust the share and per share figures in the consolidated financial statements. Please revise your consolidated financial statements for the periods presented and disclosures throughout the filing to the extent applicable to present the retroactively adjusted share and per share figures to reflect the share consolidation. Refer to SAB Topic 4.C. for guidance. If you believe the retroactive adjustment is not necessary, please explain to us with the support of authoritative accounting guidance.

Company’s Response:

In response to the Staff’s comment, we respectfully advise the Staff that the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 included in the Form 20-F present the earnings per share figures on a retroactively adjusted basis to reflect the 75-for-1 share consolidation that became effective August 1, 2025 (the “Share Consolidation”). The references to the share figures have not been retroactively restated as the Share Consolidation is a non-adjusting event as described in IAS 10 paragraph 22(f) and, further, only the earnings per share numbers are required for retroactive restatement in accordance with IAS 33 paragraph 64. We have revised the disclosures throughout the Amendment to present the retroactively adjusted share and per share figures to reflect the Share Consolidation. We are also filing the Condensed Interim Consolidated Financial Statements for the Six Months ended June 30, 2025 and 2024 with the Amendment, which also present the share and per share figures on a retroactively adjusted basis to reflect the Share Consolidation.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Sincerely, Anfield Energy Inc.

/s/ Corey Dias
Corey Dias
Chief Executive Officer

cc:	Richard Raymer, Esq., Dorsey & Whitney LLP